UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FURIEX PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

36106P101
(CUSIP Number)

with a copy to:
Tyndall Capital Partners, L.P.	Allen B. Levithan, Esq.
599 Lexington Avenue	Lowenstein Sandler PC
Suite 4100	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 446-2460	(973) 597-2500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	36106P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Tyndall Capital Partners, L.P.
13-3594570

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	13,872*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	13,872*
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,872*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.1%*

14.	Type of Reporting Person (See Instructions): PN

*As of the date of filing of this Amendment No. 1 to Schedule 13D (the “Filing Date”), Tyndall Institutional Partners, L.P., a Delaware limited partnership (“Tyndall Institutional”), held 4,461 shares of the common stock, par value $0.001 per share (the “Shares”), of Furiex Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Tyndall Partners, L.P., a Delaware limited partnership (“Tyndall Partners” and, together with Tyndall Institutional, the “Funds”), held 9,411 Shares.  As of July 15, 2011, Tyndall Institutional held 24,806 Shares and Tyndall Partners held 66,463 Shares.  Tyndall Capital Partners, L.P., a Delaware limited partnership (“Tyndall”), is the general partner of each of the Funds and possesses the sole power to vote and direct the disposition of all Shares held by the Funds.  Thus, for purposes of Reg. Section 240.13d-3, Tyndall is deemed to beneficially own an aggregate of 13,872 Shares, or 0.1 % of the Shares deemed issued and outstanding, as of the Filing Date, and is deemed to beneficially own an aggregate of 91,269 Shares, or 0.9% of the Shares deemed issued and outstanding, as of July 15, 2011.  The foregoing beneficial ownership percentages are based upon 9,881,340 Shares issued and outstanding as of April 30, 2011, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (File No. 001-34641), filed with the Securities and Exchange Commission on May 3, 2011.

       This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by Tyndall Capital Partners, L.P., a Delaware limited partnership (“Tyndall”), with the Securities and Exchange Commission on June 28, 2010 (the “Schedule 13D”).  The Schedule 13D, as amended by this Amendment, relates to the common stock, par value $0.001 per share (the “Shares”), of Furiex Pharmaceuticals, Inc., a Delaware corporation (the “Company”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

       Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       Based upon information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (File No. 001-34641), filed with the Securities and Exchange Commission on May 3, 2011, there were 9,881,340 Shares issued and outstanding as of April 30, 2011.  As of the date of filing of this Amendment No. 1 to Schedule 13D (the “Filing Date”), Tyndall Partners held 9,411 Shares and Tyndall Institutional held 4,461 Shares, and as of July 15, 2011, Tyndall Partners held 66,463 Shares and Tyndall Institutional held 24,806 Shares.  Tyndall possesses the sole power to vote and direct the disposition of all Shares held by the Funds.  Thus, for purposes of Reg. Section 240.13d-3, Tyndall is deemed to beneficially own an aggregate of 13,872 Shares, or 0.1%, of the Shares deemed issued and outstanding, as of the Filing Date, and is deemed to beneficially own an aggregate of 91,269 Shares, or 0.9% of the Shares deemed issued and outstanding, as of July 15, 2011.

       Tyndall ceased to be the beneficial owner of more than five percent of the Shares on July 15, 2011.

       During the 60 days on or prior to July 15, 2011 and from July 15, 2011 to the Filing Date, the Funds entered into the open market purchases and sales of Shares set forth below

Entity	Date	Type of Transaction	Number of Shares	Security Type	Price Per Share ($) (includes commissions)
Tyndall Partners	05/25/2011	Purchase	3,861	Shares	$ 15.31
Tyndall Partners	05/25/2011	Sale	3,539	Shares	$ 15.44
Tyndall Partners	05/25/2011	Sale	3,861	Shares	$ 15.44
Tyndall Partners	06/17/2011	Sale	10,000	Shares	$ 17.87
Tyndall Partners	07/15/2011	Short Sale	1,132	Shares	$ 18.02
Tyndall Partners	07/18/2011	Sale	1,500	Shares	$ 17.76
Tyndall Institutional	07/19/2011	Sale	1,920	Shares	$ 18.01
Tyndall Institutional	07/19/2011	Sale	4,100	Shares	$ 17.97
Tyndall Partners	07/19/2011	Sale	4,200	Shares	$ 18.01
Tyndall Partners	07/19/2011	Sale	20,900	Shares	$ 17.97
Tyndall Partners	07/20/2011	Sale	1,200	Shares	$ 17.89
Tyndall Partners	07/21/2011	Sale	2,294	Shares	$ 17.95
Tyndall Institutional	07/22/2011	Sale	702	Shares	$ 17.73
Tyndall Institutional	07/25/2011	Sale	1,732	Shares	$ 17.47
Tyndall Institutional	07/26/2011	Sale	3,600	Shares	$ 18.04
Tyndall Partners	07/26/2011	Sale	9,261	Shares	$ 18.04
Tyndall Partners	07/27/2011	Sale	4,097	Shares	$ 17.95
Tyndall Partners	07/27/2011	Sale	13,600	Shares	$ 17.97
Tyndall Institutional	07/27/2011	Sale	1,900	Shares	$ 17.94
Tyndall Institutional	07/27/2011	Sale	6,400	Shares	$ 17.97

       In addition, on July 15, 2011, the Funds delivered an aggregate of 591,118 Shares to cover short positions in the Shares.  Information regarding these transactions is as follows

Entity	Date of Short Sale	Number of Shares	Security Type	Price Per Share ($) (includes commissions)
Tyndall Partners	2/7/2011	500	Shares	$16.83
Tyndall Institutional	2/7/2011	300	Shares	$16.82
Tyndall Institutional	2/9/2011	1,775	Shares	$16.81
Tyndall Partners	2/10/2011	675	Shares	$16.79
Tyndall Institutional	2/10/2011	2,050	Shares	$16.79
Tyndall Partners	3/8/2011	11,200	Shares	$16.93
Tyndall Institutional	3/8/2011	2,731	Shares	$16.93
Tyndall Partners	3/9/2011	2,737	Shares	$17.00
Tyndall Partners	4/6/2011	2,287	Shares	$16.83
Tyndall Institutional	4/6/2011	1,300	Shares	$16.83
Tyndall Institutional	5/13/2011	123	Shares	$14.91
Tyndall Partners	5/16/2011	301	Shares	$14.96
Tyndall Partners	5/18/2011	4,900	Shares	$14.51
Tyndall Institutional	5/18/2011	2,375	Shares	$14.50
Tyndall Partners	5/19/2011	609	Shares	$14.52
Tyndall Partners	5/20/2011	19,700	Shares	$14.14
Tyndall Institutional	5/20/2011	9,500	Shares	$14.14
Tyndall Partners	5/23/2011	19,400	Shares	$14.11
Tyndall Institutional	5/23/2011	9,174	Shares	$14.10
Tyndall Partners	5/24/2011	3,300	Shares	$14.83
Tyndall Institutional	5/24/2011	1,564	Shares	$14.83
Tyndall Partners	5/25/2011	238,000	Shares	$15.46
Tyndall Partners	5/25/2011	2,300	Shares	$15.93
Tyndall Institutional	5/25/2011	112,000	Shares	$15.46
Tyndall Institutional	5/25/2011	1,000	Shares	$15.93

Entity	Date of Short Sale	Number of Shares	Security Type	Price Per Share ($) (includes commissions)
Tyndall Partners	5/26/2011	2,600	Shares	$16.71
Tyndall Institutional	5/26/2011	1,300	Shares	$16.71
Tyndall Institutional	5/27/2011	4,519	Shares	$16.97
Tyndall Partners	5/31/2011	11,251	Shares	$16.99
Tyndall Partners	6/1/2011	2,428	Shares	$16.94
Tyndall Institutional	6/1/2011	1,900	Shares	$16.94
Tyndall Partners	6/2/2011	5,796	Shares	$17.46
Tyndall Institutional	6/2/2011	2,700	Shares	$17.46
Tyndall Partners	6/3/2011	3,527	Shares	$18.11
Tyndall Institutional	6/3/2011	1,700	Shares	$18.10
Tyndall Partners	6/6/2011	4,200	Shares	$18.36
Tyndall Institutional	6/6/2011	1,920	Shares	$18.36
Tyndall Partners	6/7/2011	5,304	Shares	$18.95
Tyndall Institutional	6/7/2011	2,600	Shares	$18.94
Tyndall Partners	6/8/2011	3,400	Shares	$18.52
Tyndall Institutional	6/8/2011	1,516	Shares	$18.52
Tyndall Partners	6/9/2011	1,900	Shares	$18.91
Tyndall Partners	6/10/2011	1,300	Shares	$18.66
Tyndall Institutional	6/10/2011	1,500	Shares	$18.66
Tyndall Partners	6/13/2011	2,300	Shares	$19.05
Tyndall Institutional	6/13/2011	1,100	Shares	$19.05
Tyndall Partners	6/14/2011	4,500	Shares	$19.08
Tyndall Institutional	6/14/2011	2,200	Shares	$19.08
Tyndall Partners	6/15/2011	3,434	Shares	$18.73
Tyndall Institutional	6/15/2011	1,600	Shares	$18.73
Tyndall Partners	6/16/2011	5,801	Shares	$18.67
Tyndall Institutional	6/16/2011	2,700	Shares	$18.67
Tyndall Partners	6/17/2011	4,800	Shares	$17.81
Tyndall Institutional	6/17/2011	2,300	Shares	$17.81
Tyndall Partners	6/20/2011	2,454	Shares	$17.19
Tyndall Institutional	6/20/2011	1,100	Shares	$17.18
Tyndall Partners	6/21/2011	2,500	Shares	$17.34
Tyndall Institutional	6/21/2011	1,100	Shares	$17.34
Tyndall Institutional	6/22/2011	800	Shares	$17.32
Tyndall Partners	6/23/2011	2,250	Shares	$17.38
Tyndall Partners	6/24/2011	3,100	Shares	$17.49
Tyndall Institutional	6/24/2011	1,499	Shares	$17.49
Tyndall Institutional	6/24/2011	297	Shares	$17.49
Tyndall Partners	6/27/2011	2,538	Shares	$17.39
Tyndall Institutional	6/27/2011	1,200	Shares	$17.39
Tyndall Partners	6/28/2011	1,383	Shares	$17.43
Tyndall Partners	6/28/2011	617	Shares	$17.43
Tyndall Institutional	6/29/2011	1,700	Shares	$17.71
Tyndall Partners	6/30/2011	2,478	Shares	$17.89
Tyndall Partners	6/30/2011	832	Shares	$17.89

Entity	Date of Short Sale	Number of Shares	Security Type	Price Per Share ($) (includes commissions)
Tyndall Partners	7/1/2011	2,368	Shares	$17.96
Tyndall Institutional	7/1/2011	1,900	Shares	$17.96
Tyndall Partners	7/5/2011	1,600	Shares	$18.34
Tyndall Partners	7/6/2011	2,300	Shares	$18.28
Tyndall Institutional	7/6/2011	1,900	Shares	$18.28
Tyndall Partners	7/7/2011	3,000	Shares	$18.19
Tyndall Institutional	7/7/2011	1,300	Shares	$18.19
Tyndall Partners	7/8/2011	2,802	Shares	$17.75
Tyndall Institutional	7/8/2011	1,400	Shares	$17.75
Tyndall Partners	7/11/2011	1,703	Shares	$17.52
Tyndall Institutional	7/12/2011	400	Shares	$17.56
Tyndall Partners	7/13/2011	1,600	Shares	$17.90
Tyndall Institutional	7/13/2011	900	Shares	$17.89
Tyndall Institutional	7/13/2011	200	Shares	$17.89

       Other than the transactions described herein, during the 60 days on or prior to July 15, 2011 and from July 15, 2011 to the Filing Date, there were no purchases or sales of Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Tyndall, the Funds, Mr. Halis or any person or entity controlled by them or him or any person or entity for which they or he possesses voting or investment control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2011

TYNDALL CAPITAL PARTNERS, L.P.

	By:	/s/ Noah Levy
Noah Levy, Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).